UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 2, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated August 1, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated August 1, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated August 4, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated August 5, 2025.

Exhibit 5	Press Release entitled “Publication of Supplementary Prospectus” dated August 5, 2025.

Exhibit 6
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 5, 2025.

Exhibit 7
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 5, 2025.

Exhibit 8
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 5, 2025.

Exhibit 9
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 5, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated August 6, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated August 7, 2025.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 7, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated August 8, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated August 11, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated August 12, 2025.

Exhibit 16
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 12, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated August 13, 2025.

Exhibit 18	Press Release entitled “Transaction in own shares” dated August 14, 2025.

Exhibit 19
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 14, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated August 15, 2025.

Exhibit 21
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 15, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated August 18, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated August 19, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated August 20, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated August 21, 2025.

Exhibit 26	Press Release entitled “British American Tobacco p.l.c. (the “Company” or “BAT”) – BAT announces Board Change” dated August 26, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated August 26, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated August 27, 2025.

Exhibit 29	Press Release entitled “Transaction in own shares” dated August 28, 2025.

Exhibit 30	Press Release entitled “Transaction in own shares” dated August 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  September 2, 2025